SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 14, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F- ☐   Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes: ☐   No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Financial Statements, Notes and MD&A to March 31, 2008
CEO Certification
CFO Certification
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 14, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

FIRST QUARTER REPORT
MARCH 31, 2008

TABLE OF CONTENTS

ITEM 1.	Financial Statements

Unaudited Consolidated Balance Sheets at March 31, 2008 and December 31, 2007

Unaudited Consolidated Statements of Operations for the Three Month Periods ended March 31, 2008 and 2007

Unaudited Consolidated Statement of Shareholders’ Equity for the Three Month Period ended March 31, 2008

Unaudited Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2008 and 2007

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	March 31,	December 31,
	2008	2007
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$243,924	$145,694
Accounts receivable	28,384	37,076
Inventories	1,892	1,996
Prepaid expenses	9,610	7,183
Other current assets	144	144

TOTAL CURRENT ASSETS	283,954	192,093

LONG-TERM INVESTMENTS (Note 5)	43,979	52,010
OTHER LONG-TERM INVESTMENTS (Note 6)	47,132	47,132
NOTE RECEIVABLE FROM RELATED PARTY (Note 7)	7,314	7,512
PROPERTY, PLANT AND EQUIPMENT	262,093	225,623
DEFERRED INCOME TAXES	493	770
OTHER ASSETS	5,817	5,030

TOTAL ASSETS	$650,782	$530,170

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$77,223	$109,310
Amounts due under credit facilities (Note 8)	16,891	17,050

TOTAL CURRENT LIABILITIES	94,114	126,360

CONVERTIBLE CREDIT FACILITY (Note 9)	233,540	137,854
LOANS PAYABLE TO RELATED PARTIES (Note 10)	5,088	5,088
DEFERRED INCOME TAXES	1,226	1,511
ASSET RETIREMENT OBLIGATIONS	9,436	9,160

TOTAL LIABILITIES	343,404	279,973

MINORITY INTERESTS (Note 11)	20,398	—

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 12)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
375,118,741 (2007 — 375,073,433) common shares	1,478,021	1,477,457
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 12 (b) and (c))	29,174	26,619
BENEFICIAL CONVERSION FEATURE (Note 9)	20,302	11,869
ADDITIONAL PAID-IN CAPITAL	152,015	52,649
ACCUMULATED OTHER COMPREHENSIVE INCOME	6,991	17,498
DEFICIT	(1,399,523)	(1,335,895)

TOTAL SHAREHOLDERS’ EQUITY	286,980	250,197

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$650,782	$530,170

APPROVED BY THE BOARD:

D. Korbin, Director	K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended March 31,
	2008	2007
(Unaudited)

OPERATING EXPENSES
Exploration (Note 2 and 12 (a))	$(57,297)	$(53,487)
General and administrative (Note 12 (a))	(6,799)	(5,196)
Depreciation	(1,293)	(1,036)
Mining property care and maintenance	(1,725)	(1,227)
Accretion of convertible credit facility (Note 9)	(1,588)	—
Accretion of asset retirement obligations	(167)	(122)
Write-down of carrying values of property, plant and equipment	—	(17)

OPERATING LOSS	(68,869)	(61,085)

OTHER INCOME (EXPENSES)
Interest income	2,910	4,174
Interest expense	(3,647)	—
Foreign exchange (losses) gains	(1,340)	814
Share of income from investment held for sale	—	427
Share of loss of significantly influenced investee	(100)	(733)
Gain on sale of long-term investments	—	1,018

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(71,046)	(55,385)
Provision for income taxes	(29)	(56)
Minority interests	1,476	—

NET LOSS FROM CONTINUING OPERATIONS	(69,599)	(55,441)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	5,971	8,640

NET LOSS	$(63,628)	$(46,801)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.19)	$(0.15)
DISCONTINUED OPERATIONS	0.02	0.02

	$(0.17)	$(0.13)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	375,097	373,673

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

			Share Purchase			Accumulated
	Share Capital		Warrants and	Beneficial	Additional	Other
	Number		Share Issuance	Conversion	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Feature	Capital	Income	Deficit	Total

Balances, December 31, 2007	375,073,433	$1,477,457	$26,619	$11,869	$52,649	$17,498	$(1,335,895)	$250,197
Net loss	—	—	—	—	—	—	(63,628)	(63,628)
Other comprehensive loss (Note 5 (b))	—	—	—	—	—	(10,507)	—	(10,507)

Comprehensive loss								(74,135)

Shares issued for:
Exercise of stock options	37,000	461	—	—	(133)	—	—	328
Share purchase plan	8,308	103	—	—	—	—	—	103
Convertible credit facility and share purchase warrants (Notes 9 and 12 (c))	—	—	2,555	8,433	—	—	—	10,988
Dilution gains	—	—	—	—	93,874	—	—	93,874
Stock compensation charged to operations	—	—	—	—	5,625	—	—	5,625

Balances, March 31, 2008	375,118,741	$1,478,021	$29,174	$20,302	$152,015	$6,991	$(1,399,523)	$286,980

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2008	2007
(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 13)	$(89,848)	$(34,201)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	18,000	19,000
Purchase of long-term investments	(473)	—
Proceeds from sale of long-term investments	—	1,163
Expenditures on property, plant and equipment	(41,715)	(14,931)
(Expenditures on) proceeds from other assets	(1,049)	63
Other	(4)	3

Cash (used in) provided by investing activities	(25,241)	5,298

FINANCING ACTIVITIES
Issuance of convertible credit facility (Note 9)	100,000	—
Issue of share capital	431	2,322
Minority interests’ investment in subsidiaries	113,644	125

Cash provided by financing activities	214,075	2,447

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(756)	812

NET CASH INFLOW (OUTFLOW)	98,230	(25,644)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	145,694	363,572

CASH AND CASH EQUIVALENTS, END OF PERIOD	$243,924	$337,928

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$95,597	$30,804
Short-term money market instruments	148,327	307,124

	$243,924	$337,928

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2007.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2008 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2008, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

(c)	Recent accounting pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“FAS 157”). In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Recent accounting pronouncements (Continued)

Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The adoption of this statement did not have a material impact on the Company’s financial condition or results of operations.

Effective January 1, 2008, the Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this Statement.
2.	EXPLORATION EXPENSES

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement with the Government of Mongolia is finalized.

During the three months ended March 31, 2008, the majority of the $57.3 million (2007 — $53.5 million) charged to exploration expenses consisted of the following exploration and development costs on the Company’s Mongolian properties:

	Three months ended March 31,
	2008	2007
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$3,567	$9,196
Site Construction	6,321	18,700
Shaft Sinking	11,044	7,220
Exploration	5,461	4,480
Owner’s Costs (a)	10,277	4,796

	36,670	44,392
Coal Division (a)	3,561	1,227
Other Mongolia Exploration (including SouthGobi Energy Resources Ltd.) (a)	3,511	5,837

	$43,742	$51,456

(a)	Includes non-cash stock-based compensation (Note 12 (a)).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On March 31, 2008, Ivanhoe Mines received $18.0 million of the third annual contingent payment. Subsequently, on April 2, 2008, Ivanhoe Mines received an additional $10.0 million of the third annual contingent payment with the remaining $1.3 million expected to be received during the second quarter of 2008. This payment of $29.3 million includes $6.0 million in contingent income recognized in the first quarter of 2008.

To date, Ivanhoe Mines has received $98.0 million in proceeds from the sale of the Project.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at March 31, 2008 included SouthGobi Energy Resources Ltd.’s (Canada) (80.5% owned) (“SouthGobi”) cash and cash equivalents balance of $85.4 million (December 31, 2007 — $1.4 million) which was not available for Ivanhoe Mines’ general corporate purposes.

5.	LONG-TERM INVESTMENTS

	March 31	December 31
	2008	2007

Investment in company subject to significant influence (a)	$7,830	$5,354
Investments “available for sale” (b)	36,149	46,656

	$43,979	$52,010

(a)	Investment in company subject to significant influence — Jinshan

During the three months ended March 31, 2008, Ivanhoe Mines recorded a $100,000 (2007 - $733,000) equity loss on its investment in Jinshan Gold Mines Inc. (“Jinshan”). At March 31, 2008, the carrying value of the Company’s investment in Jinshan was lower than its share of the underlying book value of Jinshan’s net assets by approximately $1,268,000. This difference relates to unrecognized dilution gains associated with warrants issued by Jinshan. These dilution gains will be recognized as the warrants are exercised.

At March 31, 2008, the market value of Ivanhoe Mines’ 42.0% (December 31, 2007 — 43.0%) investment in Jinshan was $178.0 million (December 31, 2007 — $184.6 million).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)
(b)	Investments “available for sale”

	March 31, 2008				December 31, 2007
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain	Value

Intec Ltd.	6.1%	$916	$1,026	$1,942	6.1%	$916	$1,726	$2,642
Entrée Gold Inc.	14.7%	19,957	6,689	26,646	14.8%	19,957	13,354	33,311
Exco Resources N.L.	12.0%	6,726	(933)	5,793	12.0%	6,726	2,075	8,801
Redox Diamonds Ltd.	11.9%	1,451	—	1,451	11.9%	1,451	—	1,451
Wind Energy Group Inc.	17.9%	—	—	—	20.0%	—	—	—
Asia Now Resources Corp.	1.9%	103	209	312	1.9%	103	343	446
Other	—	5	—	5	—	5	—	5

		$29,158	$6,991	$36,149		$29,158	$17,498	$46,656

6.	OTHER LONG-TERM INVESTMENTS

At March 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $70.7 million, This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.

On August 16, 2007 it was announced that a group representing banks, asset providers, and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008 the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders. On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders, however, it is subject to ratification by the Court. A final hearing by the Court is currently underway.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	OTHER LONG-TERM INVESTMENTS (Continued)

Due to the disruption in the ABCP market, quoted market values of the investments have not been available. Based on the information provided by the Committee it is estimated that, of the $70.7 million of ABCP in which the Company has invested:
•	$4.8 million is represented by traditional securitized assets;

•	$60.8 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets; and

•	$5.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages.
The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the Committee that it expects the ABCP will be converted into various long-term floating rate notes with maturities matching the maturities of the underlying assets.

The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP which considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of 5 to 7 years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company recorded a write-down of $24.5 million in 2007, representing 34.6% of the original face value. No additional impairment has been recorded in Q1’08.

Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP, which would impact the Company’s results from operations.

7.	NOTE RECEIVABLE FROM RELATED PARTY

On June 26, 2007, Ivanhoe Mines participated in Jinshan’s private placement of senior unsecured promissory notes. Ivanhoe Mines purchased $7.0 million (Cdn$7.5 million) of units. Each unit consists of one promissory note and 200 transferable share purchase warrants. Each note has a par value of Cdn$1,000 and will pay 12% interest per annum, paid quarterly for three years. Each warrant is exercisable into one common share for twenty-four months from the date of closing and has an exercise price of Cdn$2.50 per share. Jinshan has the right to accelerate the expiry date of the warrants after 18 months from the issue date, if Jinshan’s common shares trade at or above a volume weighted average share price of Cdn$4.25 for 20 consecutive trading days. Jinshan can also elect to repay the notes after six months from the date of issue with no penalty. Ivanhoe Mines’ notes are subordinate to the other notes issued by Jinshan.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	AMOUNTS DUE UNDER CREDIT FACILITIES

In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain of the ABCP products (Note 6).

9.	CONVERTIBLE CREDIT FACILITY

	March 31,	December 31,
	2008	2007

Principal amount of convertible credit facility	$250,000	$150,000
Accrued interest	6,938	2,378

	256,938	152,378

(Deduct) add
Beneficial conversion feature	(20,302)	(11,869)
Share purchase warrants	(6,111)	(3,556)
Accretion of discount	3,015	901

	$233,540	$137,854

In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350.0 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150.0 million. A second draw of $100.0 million was made in January 2008. The final draw on the credit facility of $100.0 million was made on April 10, 2008.

The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.

Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and will mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years (Note 12 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	CONVERTIBLE CREDIT FACILITY (Continued)

Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”. Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized discounts are expensed immediately upon conversion of the credit facility.

The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.

During the three months ended March 31, 2008, Ivanhoe Mines capitalized $1.1 million of interest expense and $0.5 million of accretion expense incurred on the convertible credit facility.

10.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. To date, $98.0 million has been received from the sale (Note 3).

11.	MINORITY INTERESTS

At March 31, 2008 there were minority interests in Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned) and SouthGobi.

Currently, losses applicable to the minority interests in BMV are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV.

	Minority Interests
	SouthGobi	BMV	Total

Balance, December 31, 2007	$—	$—	$—

Increase in minority interest arising from share issuances by subsidiary	21,874	—	21,874
Minority interests’ share of loss	(1,476)	—	(1,476)

Balance, March 31, 2008	$20,398	$—	$20,398

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	SHARE CAPITAL
(a)	Equity Incentive Plan

During the three months ended March 31, 2008, 270,000 options were granted. These options have a weighted average exercise price of Cdn$12.48, lives of seven years, and vest over periods ranging from one to four years. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2008 was Cdn$4.83. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 4.0 years, a risk-free interest rate of 3.07%, an expected volatility of 52.30%, and a dividend yield of nil%.

During the three months ended March 31, 2008, 37,000 options were exercised and 222,000 options were cancelled.

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended March 31,
	2008	2007

Exploration	$2,246	$1,473
General and administrative	3,379	1,001

	$5,625	$2,474

(b)	Rio Tinto Placement

Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at March 31, 2008:
(i)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	SHARE CAPITAL (Continued)
(c)	Rio Tinto Financing

As part of the credit facility transaction disclosed in Note 9, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at March 31, 2008, 25.7 million share purchase warrants were exercisable.
13.	SUPPLEMENTARY CASH FLOW INFORMATION

Reconciliation of net loss to net cash flow from operating activities

	Three Months Ended
	March 31,
	2008	2007

Net loss	$(63,628)	$(46,801)
Income from discontinued operations	(5,971)	(8,640)
Items not involving use of cash
Stock-based compensation	5,625	2,474
Accretion expense	1,755	122
Depreciation	1,293	1,036
Write-down of carrying values of property, plant and equipment	—	17
Share of income from investment held for sale, net of cash distribution	—	14,575
Interest income on other long-term investments	(689)	—
Accrued interest expense	3,425	—
Unrealized foreign exchange losses (gains)	1,859	(837)
Share of loss of significantly influenced investees	100	733
Gain on sale of long-term investments	—	(1,018)
Deferred income taxes	(8)	(1)
Minority interests	(1,476)	—
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(3,337)	(1,083)
Inventories	104	698
Prepaid expenses	(2,427)	218
(Decrease) increase in:
Accounts payable and accrued liabilities	(26,473)	4,306

Cash used in operating activities	$(89,848)	$(34,201)

14.	SUBSEQUENT EVENTS
(a)	On May 13, 2008, Ivanhoe Mines completed the sale to China National Gold Group Corporation of Beijing, and its financial partners, its entire holding of 67,520,060 common shares of Jinshan Gold Mines, at a price of Cdn$3.1115 a share and the Jinshan promissory note of Cdn$7.5 million. The aggregate proceeds from the sale received by Ivanhoe Mines are Cdn$217.7 million. Ivanhoe Mines will record a gain on the sale of its interest in Jinshan in the second quarter of 2008.

Ivanhoe Mines will retain warrants to purchase up to 1.5 million common shares of Jinshan, each exercisable to purchase one Jinshan common share at Cdn$2.50 at any time up to June 26, 2009.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SUBSEQUENT EVENTS (Continued)
(b)	On May 7, 2008, Ivanhoe Mines exercised its 21.1 million share purchase options in Exco Resources N.L. (“Exco”) to acquire 21.1 million shares of Exco at a cost of $7.0 million (Aud$7.4 million).

1	Interim Report for the three months ended, March 31, 2008.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

		Transfer Agents and Registrars	Contact Information
At May 14, 2008 the Company had 375.3 million common shares issued and outstanding and warrants and stock options outstanding for 141.5 million additional common shares.		CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial position and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three months ended March 31, 2008, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2007. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 26.
The effective date of this MD&A is May 14, 2008.

OVERVIEW

IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2008
HIGHLIGHTS
•	Drilling continues to expand the dimensions of the Heruga Deposit on the Javkhlant concession of the Entrée Gold-Ivanhoe Mines joint-venture property in Mongolia. Heruga, rich in copper, gold and molybdenum, adjoins the southern boundary of Ivanhoe’s Oyu Tolgoi mine development project.

•	Underground mine development work is progressing at Oyu Tolgoi’s copper- and gold-rich Hugo Dummett North Deposit.

•	The Oyu Tolgoi Project is awaiting an approved Investment Agreement with Mongolia to begin full-scale construction.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	Ivanhoe’s 80%-owned subsidiary, SouthGobi Energy Resources, has begun open-pit mining at its Ovoot Tolgoi coal mine in Mongolia.

•	Ivanhoe sold its 42% control block in China gold producer Jinshan Gold Mines to a wholly-owned subsidiary of China’s national gold-mining conglomerate, China National Gold Group, for C$217.7 million. The sale was completed May 13, 2008, bringing Ivanhoe’s consolidated cash position to approximately $500 million.

•	Ivanhoe Australia increased its ownership in Exco Resources to 19.6% on May 7, 2008.

•	A contribution of $108,000 toward emergency relief for the people of Myanmar affected by Cyclone Nargis was approved by the Ivanhoe Mines Board of Directors on May 9, 2008.
MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Underground development program advancing at high-grade Hugo Dummett North Deposit in preparation for production
On January 27, 2008, the Oyu Tolgoi team celebrated the completion of Shaft No. 1. The completed, concrete-lined shaft is 6.7 metres in diameter, with a final depth of 1,385 metres. It is the deepest excavation in Mongolia. Lateral underground mine development activities on the 1,300-metre level have commenced, which will involve tunnelling into Oyu Tolgoi’s Hugo Dummett North high-grade copper and gold deposit, facilitating access for exploration and initial production from the underground mine.
During the first quarter, engineering and procurement activities for the concentrator, infrastructure and underground mine continued to progress. The engineering and equipment schedules support the planned construction schedule. Engineering for the coal-fired power plant is underway.
Limited camp-construction activities occurred during the quarter. The work focused on completion and upgrades to accommodation and associated infrastructure to support the influx of workers expected when full-scale construction begins.
Drilling expands new Heruga Deposit rich in gold, molybdenum and copper
Exploration work is continuing to expand the dimensions of the Heruga Deposit that has been discovered on the Javkhlant concession of the Entrée Gold-Ivanhoe Mines joint-venture property adjoining the southern boundary of Oyu Tolgoi.
During the first quarter of 2008, Ivanhoe Mines completed approximately 11,690 metres of drilling on the Heruga Deposit. Heruga remains open at both ends, with ongoing drilling extending the overall strike length of the mineralization. At the beginning of the first quarter, five rigs were in operation. This now has been reduced to three rigs — one each at the northern and southern ends of the deposit, and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
one drilling to expand the inner high-grade gold zone.
In March 2008, Ivanhoe Mines announced the first resource estimate for the Heruga Deposit. The deposit is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, for a copper-equivalent grade of 0.91%, using a 0.60% copper-equivalent cut-off grade. Based on this initial estimate, the Heruga Deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Using a higher cut-off grade of 1% copper equivalent, Heruga contains inferred resources of 210 million tonnes grading 0.57% copper, 0.97g/t gold and 145 ppm molybdenum, totaling 2.6 billion pounds of copper and 6.4 million ounces of gold.
Induced Polarization (IP) work is underway to better define the northern and southern target extensions of the Heruga Deposit for diamond drilling. Recent IP data show a narrower zone of anomalous chargeability extending northeast onto the 100% Ivanhoe Mines’-owned Oyu Tolgoi mining licence. This IP anomaly extends four-kilometres to the Solongo Fault at the southwest end of the Southwest Oyu deposit. It is assumed that the fault down dropped or offset the Southwest Oyu Deposit, and this IP anomaly could represent a deep continuation of the mineralization.
Ivanhoe Mines advised Entrée Gold in March that it had incurred in excess of $27.5 million in exploration expenditures on the Entrée Gold-Ivanhoe Mines JV agreement areas and therefore has earned a 60% interest in all minerals — including the Heruga Deposit — on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of $35 million on exploration and/or development on the JV properties before November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Oyu Tolgoi Project awaiting an approved Investment Agreement to begin full-scale construction
The finalization of an acceptable Investment Agreement with the Government of Mongolia for the development of Oyu Tolgoi remains a continuing priority for the company. During 2007, a draft Investment Agreement was negotiated with a Working Group established by the government. The draft agreement was accepted by the cabinet and presented to Parliament for approval. Last November, while the draft agreement was before the Parliament, the governing political party appointed a new Prime Minister. In December, the Prime Minister withdrew the draft agreement for further review and reconsideration and announced that the government would seek the assistance of qualified, independent, international experts to advise on the draft agreement. The Prime Minister subsequently agreed with other parties to enact certain revisions to Mongolia’s Minerals Law before concluding an Investment Agreement for Oyu Tolgoi. Proposed revisions to the Minerals Law have been introduced in Parliament, where they remain under consideration. Mongolia will hold a national election June 29, 2008.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79.8% owned)
SouthGobi Energy has begun open-pit coal mining at its Ovoot Tolgoi discovery in Mongolia
SouthGobi Energy began mining and stockpiling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi region in April 2008. Deliveries to customers in China are expected to start during the third quarter.
The official start of mining culminated months of development and preparations, including the delivery of a fleet of surface-mining equipment valued at approximately $16 million during the first quarter. Stripping and development of the first coal-mining production benches for the open-pit mine got underway in March.
The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. A Chinese steel mill already has built a railway line to the Ceke border point, where a major, automated railcar loading facility opened last year. The Mongolian Government is formally transforming the Ceke border point into a full-time border crossing that will allow daily distribution of Ovoot Tolgoi coal to customers in China.
The initial workforce for the Ovoot Tolgoi open-pit coal mine has been hired. The first operating crews are comprised of experienced Mongolian heavy-equipment operators who require minimal familiarization with the new equipment. At the end of the first quarter, SouthGobi employed 137 people in Mongolia.
SouthGobi plans an extensive drilling program for Ovoot Tolgoi’s underground deposits in 2008. The drilling will be aimed at delineating additional resources and providing engineering information for the development of an underground mining operation at Ovoot Tolgoi.
AUSTRALIA
Ivanhoe Australia has increased its ownership in Exco Resources to 19.6%
On May 7, 2008, Ivanhoe Australia exercised 21.1 million share-purchase options in Exco Resources at A$0.35 per share to increase its holding in Exco’s issued and outstanding share capital from 12.0% to 19.6%. Exco is an Australian mineral exploration company listed on the Australian Stock Exchange (trading symbol EXS). Exco holds extensive exploration tenements in the Cloncurry region in northwest Queensland and the White Dam gold project in South Australia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines spent $9.5 million on the Cloncurry Project during the first quarter of 2008, compared to $2.3 million in the first quarter last year. Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry. The Ivanhoe Mines tenement package comprises 15 Exploration Permits for Minerals (EPMs) totalling 1,873 square kilometres and 20 mining licences totalling 45 square kilometres. Three additional EPMs totalling 579 square kilometres are under application. An application has been made for one mining lease — the Lucky Luke tenement, under joint venture with Barrick Gold — totalling 15 square kilometres.
Work in the first quarter continued to focus on the Mount Elliott and Mount Dore deposits. There also has been a significant increase in regional exploration on Ivanhoe Mines tenements and the Exco Resources joint-venture tenements.
The Mount Dore Project
Mount Dore is the most advanced project on the Cloncurry property and provides the earliest opportunity for copper production. Significant non-NI 43-101-compliant mineral resources previously have been declared at the prospect and vertical infill drilling to re-establish a valid NI 43-101-compliant resource commenced in the third quarter of 2007. This resource drilling program will total 9,750 metres over 27 vertical holes (up to 400 metres each). It commenced in 2007 and will be complete during the current quarter. A total of 4,054 metres of diamond drilling and 4,004 metres of reverse-circulation (RC) drilling were completed during the first quarter. Two drill rigs are drilling vertical infill holes. An RC drilling program is underway on the western part of the deposit and RC holes to the north of the deposit have confirmed the continuation of mineralization to the north. Scoping studies for the project will commence during the current quarter.
The Mount Elliott Project
The copper-gold mineralization at the Mount Elliott system extends to at least 1,200 metres below surface and at least 1,700 metres along strike; it covers an area of more than one square kilometre. Modelling of the Mount Elliott drill data, using 0.25%, 0.5%, 1% and 2% copper-equivalent cut-offs, indicates that there are four main shoots. These are the previously mined Mount Elliott and Corbould shoots, and the Swan and Swell shoots.
More than 12,400 metres were drilled at Mount Elliott during the first quarter. The four rigs presently on site are drilling vertical holes required for resource modelling, as well as exploration holes. Estimation of a mineral resource is underway as a priority undertaking and will be completed using data ending December 31, 2008.
Work on the Exco Joint Venture
Initial rock-chip sampling (424 samples) carried out on various targets within the Exco JV has defined anomalous areas at various locations, including within the Wewak prospect in the western part of the licence package. The Wewak targets include gold-copper anomalous slates, as well as ironstones and shear zones where rock-chip samples assayed up to 9.5 grams of gold per tonne. Massive chalcocite was observed in the historically mined pits at Wewak. Drilling will commence during the current quarter.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Under the Exco JV agreement, Ivanhoe Mines must spend $600,000 by mid-July 2008. The JV comprises 13 EPMs, including one application, that total 561 square kilometres.
KAZAKHSTAN
Progress on large-scale rotary-kiln technology demonstration plant at Bakyrchik Gold Project
Ivanhoe Mines has reached agreement with Kazakh partners, subject to government approval, to acquire additional gold assets in Kazakhstan and advance the mine to full-scale production. Ivanhoe Mines is continuing to assess financing alternatives for the Bakyrchik Project.
Construction of a rotary-kiln technology demonstration plant began in 2007 and is scheduled for completion late in the third quarter of this year. The commercial-scale demonstration plant will be capable of processing 100,000 tonnes of ore per annum, using a 40-metre-long rotary-kiln to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of approximately 100,000 tonnes of ore grading 8.17 grams of gold per tonne that will be run through the demonstration plant to confirm metallurgical parameters.
Construction of the plant currently involves seven major on-site contractors and 10 off-site equipment fabricators. Construction activities have commenced on all major areas and infrastructure. Most purchase orders for the major mechanical equipment have been placed. It is expected that the demonstration plant will be completed at the end of the current quarter, with commissioning commencing in the third quarter. This is due largely to the competition for contracting resources in Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout the country. The work plan was revised and submitted to the Ministry of Energy and Mineral Resources in December for approval. The plan requested an additional year to achieve the goal of a 900,000-tonne-per-annum industrial plant.
CHINA
Exploration resumed in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration was re-initiated in April 2008, focusing initially in central Inner Mongolia, and is continuing in surrounding provinces. The program consists of a field geological assessment covering a combined area of over 50,000 square kilometres. The program initially is targeting known unlicenced and licenced gold, silver, base metal and copper occurrences and deposits. The program involves detailed data reviews, field traverses and systematic rock-chip and channel sampling of all occurrences and deposits of interest to Ivanhoe Mines. The aim of the program is to identify high-quality, semi-advanced and grass-roots projects for acquisition.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines sells its 42% stake in Jinshan Gold Mines for C$217.7 million
On April 10, 2008, Ivanhoe Mines announced that it had agreed to sell to China National Gold Group Corporation of Beijing, and its financial partners, Ivanhoe’s entire holding of 67,520,060 common shares of Jinshan Gold Mines, at a price of C$3.1115 a share, and the Jinshan promissory note of C$7.5 million. Proceeds received by May 13, 2008, totalled C$217.7 million. Ivanhoe Mines will record a gain on the sale of its interest in Jinshan in the current quarter.
Jinshan’s production at the CSH Gold Mine during the first quarter totalled 11,286 ounces of gold and 5,414 ounces of silver. Jinshan received net proceeds of $10.9 million from the sale of gold and silver during the quarter.
FINANCIAL RESULTS
Ivanhoe Mines is engaged primarily in exploration, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
During the first quarter of 2008, Ivanhoe Mines recorded a net loss of $63.6 million (or $0.17 per share), compared to a net loss of $46.8 million (or $0.13 per share) for the comparable period in 2007, representing a $16.8 million increase. Included in the Q1’08 net loss was $57.3 million in exploration expenses, an increase of $3.8 million over 2007. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for Q1’08 also were affected by $6.8 million in general and administrative expenses, $1.6 million in accretion expense and $3.6 million in interest expense on the convertible credit facility and $6.0 million in income from discontinued operations.
In Q1’08, Ivanhoe Mines’ exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $57.3 million was spent on the Mongolian projects ($43.7 million), as well a significant amount at Cloncurry ($9.5 million).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:
1.	Selected Quarterly Data

2.	Review of Operations
A.	Exploration Activities

B.	Discontinued Operations

C.	Administrative and Other
3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	Risks and Uncertainties

12.	Related-Party Transactions

13.	Changes in Internal Control over Financial Reporting

14.	Qualified Persons

15.	Cautionary Statements

16.	Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2008	2007	2007	2007

Exploration expenses	($57.3)	($96.6)	($74.8)	($79.1)
General and administrative	(6.8)	(9.0)	(7.0)	(5.9)
Share of income from investment held for sale	—	—	—	—
Foreign exchange gains (losses)	(1.3)	2.3	2.1	6.7
Net (loss) from continuing operations	(69.6)	(265.5)	(90.0)	(78.7)
Income from discontinued operations	6.0	11.9	6.8	4.6
Net (loss)	(63.6)	(253.6)	(83.1)	(74.2)
Net (loss) income per share
Continuing operations	($0.19)	($0.71)	($0.24)	($0.21)
Discontinued operations	$0.02	$0.04	$0.02	$0.01
Total	($0.17)	($0.67)	($0.22)	($0.20)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2007	2006	2006	2006

Exploration expenses	($53.5)	($70.4)	($67.3)	($43.7)
General and administrative	(5.2)	(8.9)	(6.9)	(6.0)
Share of income (loss) from investment held for sale	0.4	7.4	9.0	(2.4)
Foreign exchange gains (losses)	0.8	(3.7)	(0.4)	4.7
Net (loss) from continuing operations	(55.4)	(73.5)	(68.0)	(45.7)
Income from discontinued operations	8.6	4.8	1.5	5.4
Net (loss)	(46.8)	(68.7)	(66.5)	(40.3)
Net (loss) income per share
Continuing operations	($0.15)	($0.21)	($0.20)	($0.14)
Discontinued operations	$0.02	$0.01	$0.00	$0.02
Total	($0.13)	($0.20)	($0.20)	($0.12)

REVIEW OF OPERATIONS

Ivanhoe Mines is an international mining company with operations focussed in Central Asia and the Asia Pacific region. Ivanhoe Mines’ core assets are its Oyu Tolgoi Copper and Gold Project in southern Mongolia, its Cloncurry Iron-Oxide-Copper-Gold Project in Queensland, Australia and its Bakyrchik Gold Project in Kazakhstan. Ivanhoe Mines also owns 79.8% of SouthGobi. SouthGobi is developing the Ovoot Tolgoi Coal Project in southern Mongolia.
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q1’08, Ivanhoe Mines recorded a net loss of $63.6 million (or $0.17 per share), compared to a net loss of $46.8 million (or $0.13 per share) in Q1’07, representing a $16.8 million increase. Included in the Q1’08 net loss is $57.3 million in exploration expenses, an increase of $3.8 million over 2007. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for Q1’08 also were affected by $6.8 million in general and administrative expenses, $1.6 million in accretion expense and $3.6 million in interest expense on the convertible credit facility, and $6.0 million in income from discontinued operations.
A. EXPLORATION ACTIVITIES
In Q1’08, Ivanhoe Mines expensed $57.3 million in exploration and development activities, compared to $53.5 million in Q1’07. In Q1’08, Ivanhoe Mines exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $57.3 million was spent on the Mongolian projects ($43.7 million) as well a significant amount at Cloncurry ($9.5 million).
MONGOLIA
Exploration expense for Mongolia in Q1’08 consisted of the following exploration and development costs:
MONGOLIA EXPLORATION EXPENSES

($ in million’s)	Q1’08	% of Total	Q1’07	% of Total

Oyu Tolgoi
Concentrator and Infrastructure Engineering	$3.6	8.2%	$9.2	17.9%
Site Construction	6.3	14.4%	18.7	36.4%
Shaft Sinking	11.0	25.2%	7.2	14.0%
Exploration	5.5	12.6%	4.5	8.8%
Owner’s Costs (a)	10.3	23.6%	4.8	9.3%

	36.7		44.4
Coal Division (a)	3.5	8.0%	1.2	2.3%
Other Mongolia Exploration (including SouthGobi) (a)	3.5	8.0%	5.8	11.3%

	$43.7	100.0%	$51.4	100.0%

(a)	Includes non-cash stock-based compensation.
Expenditures capitalized in Q1’08 totalled $41.7 million, compared to $14.9 million in Q1’07. During Q1’08, the $41.7 million capitalized mainly related to property, plant and equipment acquisitions and construction by Ivanhoe Mines at Oyu Tolgoi and by SouthGobi at Ovoot Tolgoi.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the border with China. Mineralization on the property consists of copper, gold and molybdenum contained in a porphyry system structural trend with a strike length that extends over 20 kilometres. Mineral resources have been identified in a series of deposits throughout this trend, including the Southern Oyu Deposit group, the Hugo Dummett Deposits group and the newly discovered Heruga deposit. In March 2008, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc Limited was released. The updated estimates can be found in the 2007 Annual Information Form on www.sedar.com.
Oyu Tolgoi Project awaiting an approved Investment Agreement to begin full-scale construction
The finalization of an acceptable Investment Agreement with the Government of Mongolia for the development of Oyu Tolgoi remains a continuing priority for the Company. During 2007, a draft Investment Agreement was negotiated with a Working Group established by the Government. The draft agreement was accepted by the Cabinet and presented to Parliament for approval. Last November, while the draft agreement was before the Parliament, the governing political party appointed a new Prime Minister. In December, the Prime Minister withdrew the draft agreement for further review and reconsideration and announced that the Government would seek the assistance of qualified, independent, international experts to advise on the draft agreement. The Prime Minister subsequently agreed with other parties to enact certain revisions to Mongolia’s Minerals Law before concluding an Investment Agreement for Oyu Tolgoi. Proposed revisions to the Minerals Law have been introduced in Parliament, where they remain under consideration. Mongolia will hold a national election June 29, 2008.
Ivanhoe Mines and its strategic partner, Rio Tinto, are monitoring the deliberations of Parliament and the actions of the Government of Mongolia, and are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule. Ivanhoe Mines has advised the Government about the potential adverse impacts on the cost of and timing for the Oyu Tolgoi Project that would result from any further delays in securing an approved Investment Agreement and the fact that any further progress on the project will remain uncertain under the current circumstances. A final Investment Agreement also remains subject to approvals by the respective Boards of Directors of Ivanhoe Mines and Rio Tinto.
Underground development program advancing at high-grade Hugo Dummett North Deposit in preparation for production
On January 27, 2008, the Oyu Tolgoi team celebrated the completion of Shaft No. 1. The completed, concrete-lined shaft is 6.7 metres in diameter, with a final depth of 1,385 metres. It is the deepest excavation in Mongolia. Lateral underground mine development activities on the 1,300-metre level have commenced, which will involve tunnelling into Oyu Tolgoi’s Hugo Dummett North high-grade copper and gold deposit, facilitating access for exploration and initial production from the underground mine.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During Q1’08, engineering and procurement activities for the concentrator, infrastructure and underground mine continued to progress. The engineering and equipment schedules support the planned construction schedule. Engineering for the coal-fired power plant is underway.
Limited camp construction activities occurred during Q1’08. The work focused on completion and upgrades to accommodation and associated infrastructure to support the influx of workers expected when full-scale construction begins.
Drilling expands new Heruga Deposit rich in gold, molybdenum and copper
Exploration work is continuing to expand the dimensions of the Heruga Deposit that has been discovered on the Javkhlant concession of the Entrée Gold-Ivanhoe Mines joint-venture property adjoining the southern boundary of Oyu Tolgoi.
During Q1’08, Ivanhoe Mines completed approximately 11,690 metres of drilling on the Heruga Deposit. Heruga remains open at both ends with drilling ongoing extending the overall strike length of the mineralization. At the beginning of Q1’08, five rigs were in operation. This now has been reduced to three drill rigs — one each at the northern and southern ends of the deposit, and one drilling to expand the inner high-grade gold zone.
In March 2008, Ivanhoe Mines announced the first resource estimate for the Heruga Deposit. The deposit is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, for a copper equivalent grade of 0.91%, using a 0.60% copper equivalent cut-off grade. Based on this initial estimate, the Heruga Deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Using a higher cut-off grade of 1% copper equivalent, Heruga contains inferred resources of 210 million tonnes grading 0.57% copper, 0.97g/t gold and 145 ppm molybdenum, totaling 2.6 billion pounds of copper and 6.4 million ounces of gold.
Induced Polarization (IP) work is underway to better define the northern and southern target extensions of the Heruga Deposit for diamond drilling. Recent IP data shows a narrower zone of anomalous chargeability extending northeast onto the 100% Ivanhoe Mines’-owned Oyu Tolgoi mining license. This IP anomaly extends four-kilometres to the Solongo Fault at the southwest end of the Southwest Oyu deposit. It is assumed that the fault down dropped or offset the Southwest Oyu Deposit, and this IP anomaly could represent a deep continuation of the mineralization.
Ivanhoe Mines advised Entrée Gold in March 2008 that it had incurred in excess of $27.5 million in exploration expenditures on the Entrée Gold-Ivanhoe Mines JV agreement areas and therefore has earned a 60% interest in all minerals — including the Heruga Deposit — on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of $35 million on exploration and/or development on the JV properties prior to November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe Mines directly held approximately 14.7% of the issued and outstanding share capital of Entrée Gold, in addition to the earn-in rights, at March 31, 2008.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79.8% owned)
SouthGobi Energy has begun open-pit coal mining at its Ovoot Tolgoi discovery in Mongolia
SouthGobi Energy began mining and stockpiling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi region in April 2008. Deliveries to customers in China are expected to start during Q3’08.
The official start of mining culminated months of development and preparations, including the delivery of a fleet of surface-mining equipment valued at approximately $16 million during the first quarter. Stripping and development of the first coal-mining production benches for the open-pit mine got underway in March.
The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. A Chinese steel mill already has built a railway line to the Ceke border point, where a major, automated railcar loading facility opened last year. The Mongolian Government is formally transforming the Ceke border point into a full-time border crossing that will allow daily distribution of Ovoot Tolgoi coal to customers in China.
The initial workforce for the Ovoot Tolgoi open-pit coal mine has been hired. The first operating crews are comprised of experienced Mongolian heavy-equipment operators who require minimal familiarization with the new equipment. At the end of Q1’08, SouthGobi employed 137 people in Mongolia.
Ovoot Tolgoi Underground Project — thick seams of coking and semi-soft coals identified at depth provide potential for the development of an underground mining operation
In March 2008, a NI 43-101-compliant resource estimate was filed on the underground mining potential at Ovoot Tolgoi.
For 2008, SouthGobi has scheduled an extensive drill program for the West Area of the underground deposit. The drilling planned for 2008 will be aimed at delineating additional resources for the underground and providing engineering information for the development of an underground mining operation at Ovoot Tolgoi.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Initial resource estimate for SouthGobi’s Tsagaan Tolgoi coal project identifies a potential source of coal for a coal-fired power plant at Oyu Tolgoi
In February 2008, SouthGobi announced that it had received an initial, independent NI 43-101-compliant resource estimate for its Tsagaan Tolgoi coal project in southern Mongolia. The project contains initial measured plus indicated coal resources of 36.4 million tonnes, with an additional inferred coal resource of approximately nine million tonnes.
The exploration work supporting the Tsagaan Tolgoi resource estimate has successfully achieved its limited objective of identifying coal resources of sufficient quality and quantity (approximately 25 million tonnes) to support power generation for the Oyu Tolgoi Project, 115 kilometres distant. Further exploration is planned in 2008.
SouthGobi closes equity financings that raised C$117.9 million in Q1’08
During Q1’08, SouthGobi completed three private-equity financings to raise a total of C$117.9 million. The proceeds from these offerings will be used to finance initial development of the Ovoot Tolgoi coal project and to finance additional drilling and engineering focused on developing a potential underground coal mine at Ovoot Tolgoi. Proceeds also will be used to explore and develop SouthGobi’s other coal and mineral projects, to identify and investigate new projects and for general corporate and administrative purposes.
In April 2008, SouthGobi entered into a subscription agreement with Monnis International for a private placement of 2,000,000 common shares at C$12.45 per share, representing an aggregate offering amount of C$24.9 million. On April 29, 2008, SouthGobi received the first tranche of C$12.45 million.
MONGOLIA
Other copper-gold exploration projects
During Q1’08, exploration activity in Mongolia was limited to completing exploration reports on Ivanhoe Mines’ exploration tenements and filing the appropriate documentation on the 2007 work programs with the Mongolian Ministry of Mineral Resources and Petroleum Authority (MRPAM). A review of the exploration tenements is being made to prioritize future work and reduce the overall area of exploration licenses.
AUSTRALIA
Ivanhoe Australia has increased its ownership in Exco Resources to 19.6%
On May 7, 2008, Ivanhoe Australia exercised 21.1 million share purchase options in Exco at A$0.35 per share to increase its holding in Exco’s issued and outstanding share capital from 12.0% to 19.6%. Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
extensive exploration tenements in the Cloncurry region in northwest Queensland and the White Dam gold project in South Australia.
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines spent $9.5 million on the Cloncurry Project in Q1’08, compared to $2.3 million in the Q1’07. Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry. The Ivanhoe Mines tenement package comprises 15 Exploration Permits for Minerals (EPMs) totalling 1,873 square kilometres and 20 mining licences totalling 45 square kilometres. Three additional EPMs totalling 579 square kilometres are under application. An application has been made for one mining lease — the Lucky Luke tenement, under joint venture with Barrick Gold — totalling 15 square kilometres.
Work in Q1’08 continued to focus on the Mount Elliott and Mount Dore deposits. There also has been a significant increase in regional exploration on both Ivanhoe Mines tenements and the Exco Resources joint-venture tenements.
The Mount Dore Project
Mount Dore is the most advanced project on the Cloncurry property and provides the earliest opportunity for copper production. Significant non-NI 43-101-compliant mineral resources previously have been declared at the prospect and vertical infill drilling to re-establish a valid NI 43-101-compliant resource commenced in Q3’07. This resource drilling program will total 9,750 metres over 27 vertical holes (up to 400 metres each). It commenced in 2007 and will be complete in Q2’08. A total of 4,054 metres of diamond drilling and 4,004 metres of reverse circulation (RC) drilling were completed during Q1’08. Two drill rigs are currently drilling vertical infill holes. An RC drilling programme is underway on the western part of the deposit and RC holes to the north of the deposit have confirmed the continuation of the mineralization to the north. Scoping studies for the project will commence in Q2’08.
Secondary copper within this system is hosted within east-dipping shales and siltstones overlain by granites. The sediments are locally brecciated and copper is mostly in the form of chalcocite and chrysocolla. The zone of mineralization (defined using a 0.25% copper cut-off) has a strike length of at least 600 metres and dips to the east at approximately 400. The central part of the mineralized zone is thicker, wider and defined for at least 400 metres down-dip. The mineralized zone at surface in the central part is generally from 25 to 50 metres thick, thickening to more than 100 metres at depth. Mineralization remains open along strike and at depth. Significant intercepts of chalcopyrite have recently been intersected in the northeastern part of the deposit; this zone remains open to the northeast and will be targeted in high priority exploration drilling.
The Mount Elliott Project
The copper-gold mineralization at the Mount Elliott system extends to at least 1,200 metres below surface and at least 1,700 metres along strike; it covers an area of more than one square kilometre. Modelling of the Mount Elliott drill data, using 0.25%, 0.5%, 1% and 2% copper-equivalent cut-offs indicates that there are four main shoots. These are the previously mined Mount Elliott and Corbould shoots, and the Swan and Swell shoots.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
More than 12,400 metres were drilled at Mount Elliott in Q1’08. The four rigs presently on site are drilling vertical holes required for resource modelling, as well as exploration holes. Estimation of a mineral resource is underway as a priority undertaking and will be completed using data ending December 31, 2008.
The Swan and Swell shoots are hosted in banded and brecciated calc-silicates and are associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration. Swell is a relatively planar, northwest-striking zone that dips steeply to the northeast. It is sub-parallel to and located 200 metres southwest of the Mount Elliott Shoot.
The Swan Shoot, west of Swell and about 750 metres west of the Mount Elliott Shoot, is flat-lying at surface and dips steeply to the north. Drilling in the gap between the Swan and Swell Shoots has extended the Swell zone to the northwest; Swell appears to terminate approximately 200 metres in the hanging-wall to Swan. Both Swan and Swell remain open along strike and at depth. The Swan high-grade-zone (SHGZ) is an L-shaped feature comprising an eastern upper vertical zone connected to a larger, flat-lying section of the high-grade zone. The flat-lying part of the SHGZ is over 300 metres long (from west to east), 40 metres high in the central part and up to 70 metres across (north to south). The top of the flat-lying section is located at about 550 metres below surface. Ivanhoe Mines is conducting an aggressive drilling campaign to explore the immediate area around the SHGZ to expand the size and to better understand the structural controls of the mineralization. The tenor and thickness of the high-grade mineralization at Swan appears to be superior to that previously mined at the former Mount Elliott Mine and there is potential for further large, high-grade mineralized zones in and around the Mount Elliott system.
Work on the Exco JV
Initial rock-chip sampling (424 samples) carried out on various targets within the Exco JV has defined anomalous areas at various locations including within the Wewak prospect in the western part of the licence package. The Wewak targets include gold-copper anomalous slates, as well as ironstones and shear zones where rock-chip samples assayed up to 9.5 g/t. Massive chalcocite was observed in the historically mined pits at Wewak. Drilling will commence in Q2’08. Under the Exco JV agreement Ivanhoe Mines must spend $600,000 by mid-July 2008. The JV comprises 13 EPM’s, including one application, that total 561 square kilometres.
KAZAKHSTAN
Progress on large-scale rotary-kiln technology demonstration plant at Bakyrchik Gold Project
Ivanhoe Mines has reached agreement with Kazakh partners, subject to government approval, to acquire additional gold assets in Kazakhstan and advance the mine to full-scale production. Ivanhoe Mines is continuing to assess financing alternatives for the Bakyrchik Project.
Construction of a rotary-kiln technology demonstration plant began in 2007 and is scheduled for completion late in Q3’08. The commercial-scale demonstration plant will be capable of processing

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
100,000 tonnes of ore per annum, using a 40-metre-long rotary-kiln to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of approximately 100,000 tonnes of ore grading 8.17 grams of gold per tonne that will be run through the demonstration plant to confirm metallurgical parameters.
Construction of the plant currently involves seven major on-site contractors and 10 off-site equipment fabricators. Construction activities have commenced on all major areas and infrastructure. Most purchase orders for the major mechanical equipment have been placed. It is expected that the demonstration plant will be completed at the end of Q2’08, with commissioning commencing in Q3’08. This is due largely to the competition for contracting resources in Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout the country. The work plan was revised and submitted to the Ministry of Energy and Mineral Resources in December for approval. The plan requested an additional year to achieve the goal of a 900,000-tonne-per-annum industrial plant.
During 2007, Ivanhoe Mines’ geologists completed a major audit of existing exploration data and compiled a new resource database for the project. Ivanhoe Mines is currently reviewing the results and will be proposing additional work in 2008 to move the project to pre-feasibility level.
CHINA
Exploration resumed in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration was re-initiated in April 2008, focusing initially in central Inner Mongolia, and is continuing in surrounding provinces. The program consists of a field geological assessment covering a combined area of over 50,000 square kilometres. The program initially is targeting known unlicensed and licensed gold, silver, base metal and copper occurrences and deposits. The program involves detailed data reviews, field traverses and systematic rock chip and channel sampling of all occurrences and deposits of interest to Ivanhoe Mines. The aim of the program is to identify high-quality, semi-advanced and grass-roots projects for acquisition.
Ivanhoe Mines sells its 42% stake in Jinshan Gold Mines for C$217.7 million
On April 10, 2008, Ivanhoe Mines announced that it had agreed to sell to China National Gold Group Corporation of Beijing, and its financial partners, its entire holding of 67,520,060 common shares of Jinshan Gold Mines, at a price of C$3.1115 a share, and the Jinshan promissory note of C$7.5 million. Proceeds received by May 13, 2008, totalled C$217.7 million. Ivanhoe Mines will record a gain on the sale of its interest in Jinshan in Q2’08.
Ivanhoe Mines will retain warrants to purchase up to 1.5 million common shares of Jinshan, each exercisable to purchase one Jinshan common share at C$2.50 at any time up to June 26, 2009.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Jinshan’s production at the CSH Gold Mine in Q1’08 totalled 11,286 ounces of gold and 5,414 ounces of silver. Jinshan received net proceeds of $10.9 million from the sale of gold and silver in Q1’08.
B. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.
Ivanhoe Mines received the first contingent annual payment of $28.2 million in 2006 and the second contingent annual payment of $20.3 million was received in 2007.
On March 31, 2008, Ivanhoe Mines received an amount of $18.0 million in relation to the third annual contingent payment and accrued the remaining $11.3 million as a receivable. On April 2, 2008, Ivanhoe Mines received a further $10.0 million and the remaining $1.3 million is expected to be received in Q2’08.
To date, Ivanhoe Mines has received $98.0 million in proceeds from the sale of Savage River.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q1’08 were $1.6 million higher than Q1’07 mainly due to $2.4 million increase in non-cash stock compensation expense.
Interest Income. The $1.3 million decrease in interest income is due to lower average cash balances in Q1’08 compared to Q1’07.
Interest Expense. The $3.6 million in interest expense for Q1’08 represents accrued interest on the convertible credit facility with Rio Tinto.
Foreign exchange gain. The $1.3 million foreign exchange loss during Q1’08 was mainly attributable to the weakening of the Canadian dollar against the U.S. dollar during Q1’08.
Share of loss on significantly influenced investee. The $0.1 million share of loss on significant influenced investee represents Ivanhoe Mines’ share of Jinshan’s net loss for Q1’08.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow
Operating activities. The $89.8 million of cash used in operating activities from continuing operations in Q1’08 primarily was the result of $56.5 million in cash exploration expenditures and a $32.1 million change in non-operating working capital.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Investing activities. In Q1’08, $25.2 million of cash was used in investing activities, consisting largely of a $41.7 million in property, plant and equipment acquisitions and construction mainly relating to Oyu Tolgoi and Ovoot Tolgoi offset by $18.0 million received as part of the third annual contingent income payment from the sale of the Savage River operation.
Financing activities. Financing activities of $214.1 million in Q1’08 consisted of the January 2008 $100.0 million draw down on the convertible credit facility and the $113.4 million net proceeds raised by SouthGobi in its Q1’08 financings.
Liquidity and Capital Resources
At March 31, 2008, consolidated working capital was $189.8 million, including cash and cash equivalents of $243.9 million, compared with working capital of $65.7 million and cash of $145.7 million at December 31, 2007. Included in the March 31, 2008 cash and cash equivalents balance of $243.9 million is $85.4 million of SouthGobi’s cash and cash equivalents which is not available for Ivanhoe Mines’ use.
The bulk of Ivanhoe Mines’ expenditures can be deferred based on the status of Ivanhoe Mines’ cash resources. Based on Ivanhoe Mines’ financial position at March 31, 2008, the additional $100 million drawdown from the convertible credit facility in April 2008 and the receipt of C$217.7 million in May 2008 from the sale of its Jinshan shares, Ivanhoe Mines believes that existing funds, on a consolidated basis, of approximately $500 million at May 14, 2008 should be sufficient to fund its minimum obligations, including planned Australian and Bakyrchik obligations and general corporate activities, for at least the next 12 months.
Should Ivanhoe Mines be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for the remainder of 2008 and thereafter. Ivanhoe Mines will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.
Asset-Backed Commercial Paper
At March 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $70.7 million, This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during Q3’07 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.
On August 16, 2007 it was announced that a group representing banks, asset providers, and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008 the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders, On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders however it is subject to ratification by the Court. A final hearing by the Court is currently underway.
Due to the disruption in the ABCP market, quoted market values of the investment have not been available. Based on the information provided by the Committee it is estimated that, of the $70.7 million of ABCP in which the Company has invested:
•	$4.8 million is represented by traditional securitized assets;

•	$60.8 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets; and

•	$5.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages.
The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the Committee that it expects the ABCP will be converted into various long-term floating rate notes with maturities matching the maturities of the underlying assets.
The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP which considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of 5 to 7 years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company recorded a write-down of $24.5 million in 2007, representing 34.6% of the original face value. No additional impairment has been recorded in Q1’08.
Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP, which would impact the Company’s results from operations.
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, note receivable from related party, accounts payable and accrued liabilities, amounts due under credit facilities and loans payable to related parties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the ABCP, was determined by considering the best available data regarding market conditions for such investments which may not be reflective of future values.
The fair value of Ivanhoe Mines’ loan payable to related parties was estimated by discounting future payments to their present value.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

SHARE CAPITAL

At May 14, 2008, the Company had a total of:
•	375.3 million common shares outstanding.

•	14.5 million incentive stock options outstanding, with a weighted average exercise price of C$10.17 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$3.25 to C$16.79 per share.

•	92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series A and B warrants). These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

•	35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350 credit facility agreement, with an exercise price of US$10.00 per share. These warrants are exercisable until October 24, 2012.

OUTLOOK

The Company continues to focus major efforts on finalizing an acceptable Investment Agreement with the Government of Mongolia. During 2007, a draft Investment Agreement was negotiated with a working group established by the Government. The draft Agreement required approval by the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Parliament of Mongolia. However, before the draft Agreement could be approved by Parliament, a new Prime Minister was appointed to lead the Government. The Prime Minister decided to withdraw the draft Agreement from Parliament and identified a different process to advance the conclusion of the Investment Agreement once additional amendments to the 2006 Minerals Law can be enacted. This ongoing process is expected to continue through and after the national elections that are scheduled for June 29, 2008.
The Company remains optimistic that an acceptable Investment Agreement can be reached, although it is unlikely such agreement will be approved until sometime after the national elections in June 2008. The possibility during the current session of Parliament of further changes to the Minerals Law governing strategic deposits are viewed by the Company as troubling. As a result, the Company will need to determine the level of activities that it will perform at the Oyu Tolgoi Project if proposed amendments are enacted. Such enactment without the prospect in the near term of an acceptable Investment Agreement may result in the implementation of a work suspension plan that will lead to the Oyu Tolgoi Project being put on care and maintenance. If this were to occur, it is likely that the Company would be unable to resume activities at Oyu Tolgoi until sometime in 2009, pending discussions with a newly appointed Government.
The Company is updating the 2005 Integrated Development Plan (2005 IDP) project plan to reflect changes to several key areas. The main changes from the 2005 IDP are expected to be:
•	Increasing mill throughput to a nominal 100,000 tpd from the original 85,000 tpd outlined in the 2005 IDP.

•	The construction of a 3-x-150 MW coal fired power station in Mongolia for the project. The 2005 IDP envisioned that power could be imported from China’s Inner Mongolian power grid at an expected price of $0.0426 c/kWh. The current plan sees a power plant constructed at the site delivering power at a long term average of $0.0233 c/kWh.

•	Optimisation of underground production to prioritize higher-grade material.

•	Updating of all major capital and operating estimates to reflect scope changes and escalation.

•	A review of all economic drivers, including metal prices, recoveries, selling assumptions etc.

•	The impact of changes in Mongolian laws.

•	The conclusion of an Investment Agreement similar to the draft agreement that was negotiated with a government-appointed working group in 2007.
The draft 2008 IDP cannot be finalized until an Investment Agreement is concluded as the economics presented in the study are materially affected by changes to the draft Investment Agreement that had been negotiated in 2007. The draft 2008 IDP also assumes that full-scale construction will commence in summer 2008; this construction date may not be met due to the status of the Investment Agreement negotiations. In addition, work has been prepared assuming that Ivanhoe Mines will continue to retain equipment previously purchased and that Ivanhoe Mines will purchase other long-lead-time equipment as noted in the development plan. This assumption depends on a tentative commitment with Rio Tinto regarding the funding of equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an Investment Agreement.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In the event that an agreement is not reached with Rio Tinto, the Company will assess whether it is able to acquire and maintain existing equipment purchases without Rio Tinto’s support. Should Ivanhoe Mines be unable to, or decide not to, acquire or continue to hold long-lead-time equipment that has been purchased or committed to, the draft 2008 IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi project economics.
The Company is actively involved in advancing several other projects. These activities are expected to continue in 2008, with a focus on SouthGobi and its mining of coal, Ivanhoe Australia and its exploration activities on its Cloncurry tenements, and the Bakyrchik operation, which is completing construction of its rotary-kiln technology demonstration plant.

OFF-BALANCE-SHEET ARRANGEMENTS

During the quarter ended March 31, 2008, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

As at March 31, 2008, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2007.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (FAS 157). In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all non-financial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.
Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.
Effective January 1, 2008, the Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this Statement.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2007.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2007.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2007.

RELATED-PARTY TRANSACTIONS

The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2007.

	Three months ended March 31,
	2008	2007
Global Mining Management Corporation	$1,504	$1,573
Ivanhoe Capital Aviation LLC	960	960
Fognani & Faught, PLLC	169	277
Rio Tinto plc	883	—
Ivanhoe Capital Services Ltd.	48	186

	$3,564	$2,996

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

	Three months ended March 31,
	2008	2007
Exploration	$883	$—
Legal	169	277
Office and administrative	571	570
Salaries and benefits	981	1,189
Travel (including aircraft rental)	960	960

	$3,564	$2,996

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at March 31, 2008, included $0.4 million and $2.4 million, respectively (March 31, 2007 — $0.4 million and $2.0 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
At the end of March 31, 2008, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition, by Ivanhoe Mines, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $98.0 million has been received from the sale with an additional $1.3 million expected to be received in Q2’08.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2008 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSONS

Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Gene Wusaty, P.Eng, SouthGobi	Officer of SouthGobi

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2007, and other continuous disclosure documents filed by the Company since January 1, 2008, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43- 101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “will”, “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2008 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of an updated mine plan for the Ovoot Tolgoi Project; the potential sale of the Monywa Copper Project by the Monwya Trust to a third party; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 14, 2008

“John Macken”
John Macken
President and Chief Executive Officer Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 14, 2008.

“Tony Giardini”
Tony Giardini
Chief Financial Officer Ivanhoe Mines Ltd.

May 14, 2008
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2008
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the quarter ended March 31, 2008. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS
•	Drilling continues to expand the dimensions of the Heruga Deposit on the Javkhlant concession of the Entrée Gold-Ivanhoe Mines joint-venture property in Mongolia. Heruga, rich in copper, gold and molybdenum, adjoins the southern boundary of Ivanhoe’s Oyu Tolgoi mine development project.

•	Underground mine development work is progressing at Oyu Tolgoi’s copper- and gold-rich Hugo Dummett North Deposit.

•	The Oyu Tolgoi Project is awaiting an approved Investment Agreement with Mongolia to begin full-scale construction.

•	Ivanhoe’s 80%-owned subsidiary, SouthGobi Energy Resources, has begun open-pit mining at its Ovoot Tolgoi coal mine in Mongolia.

•	Ivanhoe sold its 42% control block in China gold producer Jinshan Gold Mines to a wholly-owned subsidiary of China’s national gold-mining conglomerate, China National Gold Group, for C$217.7 million. The sale was completed May 13, 2008, bringing Ivanhoe’s consolidated cash position to approximately $500 million.

•	Ivanhoe Australia increased its ownership in Exco Resources to 19.6% on May 7, 2008.

•	A contribution of $108,000 toward emergency relief for the people of Myanmar affected by Cyclone Nargis was approved by the Ivanhoe Mines Board of Directors on May 9, 2008.
MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Underground development program advancing at high-grade
Hugo Dummett North Deposit in preparation for production
On January 27, 2008, the Oyu Tolgoi team celebrated the completion of Shaft No. 1. The completed, concrete-lined shaft is 6.7 metres in diameter, with a final depth of 1,385 metres. It is the deepest excavation in Mongolia. Lateral underground mine development activities on the 1,300-metre level have commenced, which will involve tunnelling into Oyu Tolgoi’s Hugo Dummett North high-grade copper and gold deposit, facilitating access for exploration and initial production from the underground mine.
During the first quarter, engineering and procurement activities for the concentrator, infrastructure and underground mine continued to progress. The engineering and equipment schedules support the planned construction schedule. Engineering for the coal-fired power plant is underway.

 2
Limited camp-construction activities occurred during the quarter. The work focused on completion and upgrades to accommodation and associated infrastructure to support the influx of workers expected when full-scale construction begins.
Drilling expands new Heruga Deposit rich in gold, molybdenum and copper
Exploration work is continuing to expand the dimensions of the Heruga Deposit that has been discovered on the Javkhlant concession of the Entrée Gold-Ivanhoe Mines joint-venture property adjoining the southern boundary of Oyu Tolgoi.
During the first quarter of 2008, Ivanhoe Mines completed approximately 11,690 metres of drilling on the Heruga Deposit. Heruga remains open at both ends, with ongoing drilling extending the overall strike length of the mineralization. At the beginning of the first quarter, five rigs were in operation. This now has been reduced to three rigs — one each at the northern and southern ends of the deposit, and one drilling to expand the inner high-grade gold zone.
In March 2008, Ivanhoe Mines announced the first resource estimate for the Heruga Deposit. The deposit is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, for a copper-equivalent grade of 0.91%, using a 0.60% copper-equivalent cut-off grade. Based on this initial estimate, the Heruga Deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Using a higher cut-off grade of 1% copper equivalent, Heruga contains inferred resources of 210 million tonnes grading 0.57% copper, 0.97g/t gold and 145 ppm molybdenum, totaling 2.6 billion pounds of copper and 6.4 million ounces of gold.
Induced Polarization (IP) work is underway to better define the northern and southern target extensions of the Heruga Deposit for diamond drilling. Recent IP data show a narrower zone of anomalous chargeability extending northeast onto the 100% Ivanhoe Mines’-owned Oyu Tolgoi mining licence. This IP anomaly extends four-kilometres to the Solongo Fault at the southwest end of the Southwest Oyu deposit. It is assumed that the fault down dropped or offset the Southwest Oyu Deposit, and this IP anomaly could represent a deep continuation of the mineralization.
Ivanhoe Mines advised Entrée Gold in March that it had incurred in excess of $27.5 million in exploration expenditures on the Entrée Gold-Ivanhoe Mines JV agreement areas and therefore has earned a 60% interest in all minerals — including the Heruga Deposit — on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of $35 million on exploration and/or development on the JV properties before November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Oyu Tolgoi Project awaiting an approved Investment Agreement to begin full-scale construction
The finalization of an acceptable Investment Agreement with the Government of Mongolia for the development of Oyu Tolgoi remains a continuing priority for the company. During 2007, a draft Investment Agreement was negotiated with a Working Group established by the government. The draft agreement was accepted by the cabinet and presented to Parliament for approval. Last November, while the draft agreement was before the Parliament, the governing political party appointed a new Prime Minister. In December, the Prime Minister withdrew the draft agreement for further review and

3

reconsideration and announced that the government would seek the assistance of qualified, independent, international experts to advise on the draft agreement. The Prime Minister subsequently agreed with other parties to enact certain revisions to Mongolia’s Minerals Law before concluding an Investment Agreement for Oyu Tolgoi. Proposed revisions to the Minerals Law have been introduced in Parliament, where they remain under consideration. Mongolia will hold a national election June 29, 2008.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79.8% owned)
SouthGobi Energy has begun open-pit coal mining at its Ovoot Tolgoi discovery in Mongolia
SouthGobi Energy began mining and stockpiling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi region in April 2008. Deliveries to customers in China are expected to start during the third quarter.
The official start of mining culminated months of development and preparations, including the delivery of a fleet of surface-mining equipment valued at approximately $16 million during the first quarter. Stripping and development of the first coal-mining production benches for the open-pit mine got underway in March.
The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. A Chinese steel mill already has built a railway line to the Ceke border point, where a major, automated railcar loading facility opened last year. The Mongolian Government is formally transforming the Ceke border point into a full-time border crossing that will allow daily distribution of Ovoot Tolgoi coal to customers in China.
The initial workforce for the Ovoot Tolgoi open-pit coal mine has been hired. The first operating crews are comprised of experienced Mongolian heavy-equipment operators who require minimal familiarization with the new equipment. At the end of the first quarter, SouthGobi employed 137 people in Mongolia.
SouthGobi plans an extensive drilling program for Ovoot Tolgoi’s underground deposits in 2008. The drilling will be aimed at delineating additional resources and providing engineering information for the development of an underground mining operation at Ovoot Tolgoi.
AUSTRALIA
Ivanhoe Australia has increased its ownership in Exco Resources to 19.6%
On May 7, 2008, Ivanhoe Australia exercised 21.1 million share-purchase options in Exco Resources at A$0.35 per share to increase its holding in Exco’s issued and outstanding share capital from 12% to 19.6%. Exco is an Australian mineral exploration company listed on the Australian Stock Exchange (trading symbol EXS). Exco holds extensive exploration tenements in the Cloncurry region in northwest Queensland and the White Dam gold project in South Australia.

4

Cloncurry IOCG Project expanding exploration
Ivanhoe Mines spent $9.5 million on the Cloncurry Project during the first quarter of 2008, compared to $2.3 million in the first quarter last year. Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry. The Ivanhoe Mines tenement package comprises 15 Exploration Permits for Minerals (EPMs) totalling 1,873 square kilometres and 20 mining licences totalling 45 square kilometres. Three additional EPMs totalling 579 square kilometres are under application. An application has been made for one mining lease — the Lucky Luke tenement, under joint venture with Barrick Gold — totalling 15 square kilometres.
Work in the first quarter continued to focus on the Mount Elliott and Mount Dore deposits. There also has been a significant increase in regional exploration on Ivanhoe Mines tenements and the Exco Resources joint-venture tenements.
The Mount Dore Project
Mount Dore is the most advanced project on the Cloncurry property and provides the earliest opportunity for copper production. Significant non-NI 43-101-compliant mineral resources previously have been declared at the prospect and vertical infill drilling to re-establish a valid NI 43-101-compliant resource commenced in the third quarter of 2007. This resource drilling program will total 9,750 metres over 27 vertical holes (up to 400 metres each). It commenced in 2007 and will be complete during the current quarter. A total of 4,054 metres of diamond drilling and 4,004 metres of reverse-circulation (RC) drilling were completed during the first quarter. Two drill rigs are drilling vertical infill holes. An RC drilling program is underway on the western part of the deposit and RC holes to the north of the deposit have confirmed the continuation of mineralization to the north. Scoping studies for the project will commence during the current quarter.
The Mount Elliott Project
The copper-gold mineralization at the Mount Elliott system extends to at least 1,200 metres below surface and at least 1,700 metres along strike; it covers an area of more than one square kilometre. Modelling of the Mount Elliott drill data, using 0.25%, 0.5%, 1% and 2% copper-equivalent cut-offs, indicates that there are four main shoots. These are the previously mined Mount Elliott and Corbould shoots, and the Swan and Swell shoots.
More than 12,400 metres were drilled at Mount Elliott during the first quarter. The four rigs presently on site are drilling vertical holes required for resource modelling, as well as exploration holes. Estimation of a mineral resource is underway as a priority undertaking and will be completed using data ending December 31, 2008.
Work on the Exco Joint Venture
Initial rock-chip sampling (424 samples) carried out on various targets within the Exco JV has defined anomalous areas at various locations, including within the Wewak prospect in the western part of the licence package. The Wewak targets include gold-copper anomalous slates, as well as ironstones and shear zones where rock-chip samples assayed up to 9.5 grams of gold per tonne. Massive chalcocite was observed in the historically mined pits at Wewak. Drilling will commence during the current quarter. Under the Exco JV agreement, Ivanhoe Mines must spend $600,000 by mid-July 2008. The JV comprises 13 EPMs, including one application, that total 561 square kilometres.
KAZAKHSTAN
Progress on large-scale rotary-kiln technology demonstration plant at Bakyrchik Gold

5

Project
Ivanhoe Mines has reached agreement with Kazakh partners, subject to government approval, to acquire additional gold assets in Kazakhstan and advance the mine to full-scale production. Ivanhoe Mines is continuing to assess financing alternatives for the Bakyrchik Project.
Construction of a rotary-kiln technology demonstration plant began in 2007 and is scheduled for completion late in the third quarter of this year. The commercial-scale demonstration plant will be capable of processing 100,000 tonnes of ore per annum, using a 40-metre-long rotary-kiln to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of approximately 100,000 tonnes of ore grading 8.17 grams of gold per tonne that will be run through the demonstration plant to confirm metallurgical parameters.
Construction of the plant currently involves seven major on-site contractors and 10 off-site equipment fabricators. Construction activities have commenced on all major areas and infrastructure. Most purchase orders for the major mechanical equipment have been placed. It is expected that the demonstration plant will be completed at the end of the current quarter, with commissioning commencing in the third quarter. This is due largely to the competition for contracting resources in Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout the country. The work plan was revised and submitted to the Ministry of Energy and Mineral Resources in December for approval. The plan requested an additional year to achieve the goal of a 900,000-tonne-per-annum industrial plant.
CHINA
Exploration resumed in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration was re-initiated in April 2008, focusing initially in central Inner Mongolia, and is continuing in surrounding provinces. The program consists of a field geological assessment covering a combined area of over 50,000 square kilometres. The program initially is targeting known unlicenced and licenced gold, silver, base metal and copper occurrences and deposits. The program involves detailed data reviews, field traverses and systematic rock-chip and channel sampling of all occurrences and deposits of interest to Ivanhoe Mines. The aim of the program is to identify high-quality, semi-advanced and grass-roots projects for acquisition.
Ivanhoe Mines sells its 42% stake in Jinshan Gold Mines for C$217.7 million
On April 10, 2008, Ivanhoe Mines announced that it had agreed to sell to China National Gold Group Corporation of Beijing, and its financial partners, Ivanhoe’s entire holding of 67,520,060 common shares of Jinshan Gold Mines, at a price of C$3.1115 a share, and the Jinshan promissory note of C$7.5 million. Proceeds received by May 13, 2008, totalled C$217.7 million. Ivanhoe Mines will record a gain on the sale of its interest in Jinshan in the current quarter.
Jinshan’s production at the CSH Gold Mine during the first quarter totalled 11,286 ounces of gold and 5,414 ounces of silver. Jinshan received net proceeds of $10.9 million from the sale of gold and silver during the quarter.
FINANCIAL RESULTS
Ivanhoe Mines is engaged primarily in exploration, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating loss for that

6

period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
During the first quarter of 2008, Ivanhoe Mines recorded a net loss of $63.6 million (or $0.17 per share), compared to a net loss of $46.8 million (or $0.13 per share) for the comparable period in 2007, representing a $16.8 million increase. Included in the Q1’08 net loss was $57.3 million in exploration expenses, an increase of $3.8 million over 2007. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for Q1’08 also were affected by $6.8 million in general and administrative expenses, $1.6 million in accretion expense and $3.6 million in interest expense on the convertible credit facility and $6.0 million in income from discontinued operations.
In Q1’08, Ivanhoe Mines’ exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $57.3 million was spent on the Mongolian projects ($43.7 million), as well a significant amount at Cloncurry ($9.5 million).
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2008	2007	2007	2007

Exploration expenses	($57.3)	($96.6)	($74.8)	($79.1)
General and administrative	(6.8)	(9.0)	(7.0)	(5.9)
Share of income from investment held for sale	—	—	—	—
Foreign exchange gains (losses)	(1.3)	2.3	2.1	6.7
Net (loss) from continuing operations	(69.6)	(265.5)	(90.0)	(78.7)
Income from discontinued operations	6.0	11.9	6.8	4.6
Net (loss)	(63.6)	(253.6)	(83.1)	(74.2)
Net (loss) income per share
Continuing operations	($0.19)	($0.71)	($0.24)	($0.21)
Discontinued operations	$0.02	$0.04	$0.02	$0.01
Total	($0.17)	($0.67)	($0.22)	($0.20)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2007	2006	2006	2006

Exploration expenses	($53.5)	($70.4)	($67.3)	($43.7)
General and administrative	(5.2)	(8.9)	(6.9)	(6.0)
Share of income (loss) from investment held for sale	0.4	7.4	9.0	(2.4)
Foreign exchange gains (losses)	0.8	(3.7)	(0.4)	4.7
Net (loss) from continuing operations	(55.4)	(73.5)	(68.0)	(45.7)
Income from discontinued operations	8.6	4.8	1.5	5.4
Net (loss)	(46.8)	(68.7)	(66.5)	(40.3)
Net (loss) income per share
Continuing operations	($0.15)	($0.21)	($0.20)	($0.14)
Discontinued operations	$0.02	$0.01	$0.00	$0.02
Total	($0.13)	($0.20)	($0.20)	($0.12)

Ivanhoe Mines’ results for the three months ended March 31, 2008, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition

7

and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below.

Relationship to
Project	Qualified Person	Ivanhoe Mines

Oyu Tolgoi Project	Stephen Torr, P.Geo,	Employee of the Company
Ivanhoe Mines

Ovoot Tolgoi Project	Gene Wusaty, P. Eng,	Officer of SouthGobi
SouthGobi
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this release. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.